SUB-ITEM 77K: CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 27, 2017, in conjunction with the Reorganization into the Ultimus Managers Trust, BBD, LLP (“BBD”) was appointed as the independent auditor for the Fund. she Predecessor Fund was audited by Ernst & Young LLP (“EY”).

EY’s reports on the Predecessor Fund’s financial statements for the prior two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During such fiscal years, and through the date of EY’s replacement, there were no disagreements between the Predecessor Fund and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of EY, would have caused it to make reference to the subject matter of the disagreements in conjunction with its reports on the financial statements for such years.